COMMENTS RECEIVED ON DECEMBER 22, 2017

FROM EDWARD BARTZ

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Asset Manager 60%

Fidelity Global Balanced Fund

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Global Strategies Fund

N-14 FILED ON December 1, 2017

N-14 Proxy Statement and Prospectus

SYNOPSIS - What proposal am I being asked to vote on?

C:

The Staff noted that the table showing which class will be acquired by which surviving class only includes the full class name, including “Fidelity,” on the rows related to retail classes. The Staff asserts that it would be clearer for shareholders if the full name appeared on each row.

R:

We will make the requested change.

SYNOPSIS - What are the reasons for the proposal?

“The Board considered that the Reorganization will permit shareholders to pursue a similar asset allocation strategy, primarily differing in its exposure to non-U.S. securities, in a larger combined fund.”

C:

The Staff requests we disclose the loss of a global focus for each target portfolio. The Staff also requests we compare each target portfolio’s current holdings in non-U.S. companies to what the holdings in non-U.S. companies will be once acquired.

R:

The Synopsis discloses that “each fund’s specific investment objectives and principal investment strategies differ particularly with respect to their international allocations and how they achieve their exposure to various asset classes.” In addition, the Synopsis includes a table with a side-by-side comparison of each fund’s principal investment strategies. Moreover, Form N-14 does not require disclosure of a fund’s portfolio holdings. Accordingly, we have not modified the disclosure.

SYNOPSIS - Annual Fund and Class Operating Expenses

C:

The Staff requests confirmation that the fees disclosed in this section are current.

R:

The information in the Annual Operating Expenses table reflects information for the 12 months ended September 30, 2017, the date of the acquiring fund’s most recent financial statements. There have been no changes in the fees applicable to the funds that we believe would require restatement of the funds’ expense information under Form N-1A.

THE PROPOSED TRANSACTONS

C:

The Staff requests we include the estimated brokerage costs per share and total dollar and the estimated per share capital gains related to the repositioning of the target portfolios.

R:

Form N-14 does not require specific disclosure regarding portfolio repositioning to occur in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the disclosure, if shareholders approve a reorganization, the target portfolio’s adviser will sell all or substantially all of the securities held by such target portfolio and purchase other securities. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

THE PROPOSED TRANSACTONS - Capitalization

“a Global Balanced’s estimated one time proxy cost of $46,000 not included in the Pro Forma.”

C:

The Staff asserts that this cost should be included in the capitalization table as an adjustment, as well as in the capitalization table in the Appendix and the pro forma balance sheet in the SAI, since the fund will be paying it.

R:

Form N-1A generally does not require disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. As a result, we believe our existing disclosure is sufficient.

ADDITIONAL INFORMATION ABOUT THE FUNDS

C:

The Staff requests we adjust all references to 10/31/17 financial statements as appropriate.

R:

The October 31, 2017 audited financial statements for Global Balanced Fund will be filed on EDGAR on or before December 30, 2017.

PRO FORMA FINANCIAL STATEMENTS - Notes to Pro Forma Combined Financial Statements

C:

The Staff requests we include in the notes a discussion of the planned repositioning of the target portfolios including the estimated amount of each target portfolio anticipated to be sold, the estimated brokerage cost per share and in total, and the estimated capital gains per share and in total.

R:

Form N-14 does not require specific disclosure regarding portfolio repositioning to occur in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, if shareholders approve a reorganization, the target portfolio’s adviser will sell all or substantially all of the securities held by such target portfolio and purchase other securities. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.